SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CDK Global, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12508E101
(CUSIP Number)

Brian Meyer

Fir Tree, Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

(212) 599-0090

Marc Weingarten, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12508E101	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Fir Tree Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,571,033 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,571,033 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,571,033 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12508E101	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Fir Tree, Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,571,033 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,571,033 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,571,033 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 12508E101	13D/A	Page 4 of 7 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed on December 8, 2014 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the common stock, $0.01 par value (the "Common Stock"), of CDK Global, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment amends Items 3, 4 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first sentence of Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used a total of approximately $377,762,000 (excluding brokerage commissions) in the aggregate to acquire the Common Stock reported in this Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

The two first paragraphs of Item 4 of the Schedule 13D are hereby amended and restated as follows:

The Reporting Persons initially acquired beneficial ownership of the shares of Common Stock of the Issuer for investment purposes because they believed the Issuer's Common Stock represented an attractive investment opportunity. The Reporting Persons believe that the shares of Common Stock at current market prices are undervalued.

Beginning December 2, 2014, the Reporting Persons had several discussions with the management and Board Chairman of the Issuer to discuss various topics regarding the Issuer, including margins, capital allocation policies and the alignment of management and employee incentives with shareholders. The Reporting Persons intend to continue such discussions and potentially make proposals with respect to the management and policies of the Issuer, including corporate governance, board composition, strategic plans and such topics as margins, capital allocation policies and management and employee incentives.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 12,571,033 shares of Common Stock, constituting approximately 7.8% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 160,316,124 shares of Common Stock outstanding as of April 27, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on April 30, 2015.

(i)	Fir Tree:
	(a)	As of the date hereof, Fir Tree may be deemed the beneficial owner of 12,571,033 shares of Common Stock. Percentage: Approximately 7.8% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 12,571,033 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 12,571,033 shares of Common Stock

CUSIP No. 12508E101	13D/A	Page 5 of 7 Pages

(ii)	Fir Tree Value:
	(a)	As of the date hereof, Fir Tree Value may be deemed the beneficial owner of 12,571,033 shares of Common Stock. Percentage: Approximately 7.8% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 12,571,033 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 12,571,033 shares of Common Stock

To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree and the general partner of Fir Tree Value have no beneficial ownership of shares of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b)	Fir Tree, as the investment manager to Fir Tree Value, has the shared power to vote or direct the voting, and to dispose or direct the disposition of, the 12,571,033 shares of Common Stock beneficially owned by Fir Tree Value.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

CUSIP No. 12508E101	13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 15, 2015

FIR TREE INC.

By:	/s/ James Walker
Name:	James Walker
Title	Managing Director

FIR TREE VALUE MASTER FUND, LP

By:	FIR TREE INC., its Manager

By:	/s/ James Walker
Name:	James Walker
Title:	Managing Director

CUSIP No. 12508E101	13D/A	Page 7 of 7 Pages

Schedule A

Transaction History of the Reporting Persons with respect to the Common Stock

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Persons during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices exclude brokerage commissions.

Fir Tree Value

Trade Date	Type of Security	Shares Purchased (Sold)	Price Per Share ($)
04/02/2015	Common Stock	(40,368)	46.23
04/07/2015	Common Stock	(34,948)	46.08
04/08/2015	Common Stock	(976)	46.01
04/09/2015	Common Stock	(117,345)	46.45
04/10/2015	Common Stock	(26,363)	47.31
05/14/2015	Common Stock	(10,000)	54.43